United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OUTSET MEDICAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690145107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690145107

1.	Names of Reporting Persons Bellevue Group AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,760,134
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,760,134

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,134
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 690145107

1.	Names of Reporting Persons Bellevue Asset Management AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 544,256
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 544,256

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,256
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) CO, HC, FI

CUSIP No. 690145107

1.	Names of Reporting Persons Bellevue Asset Management (UK) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,215,878
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,215,878

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,215,878
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 2.4%
12.	Type of Reporting Person (See Instructions) FI

Item 1

1(a) Name of Issuer: Outset Medical, Inc.

1(b) Address of Issuer’s Principal Executive Offices:

3052 Orchard Drive, San Jose, CA 95134

Item 2

2(a) Name of Person Filing: Bellevue Group AG (“Bellevue Group”) on behalf of its wholly-owned subsidiaries, Bellevue Asset Management (UK) Ltd. (“BAM UK”) and Bellevue Asset Management AG (“BAM,” and together with Bellevue Group and BAM UK, the “Reporting Persons”).

2(b) Address of Principal Business Office or, if none, Residence:

Bellevue Group AG: Seestrasse 16, Kuesnacht, Switzerland, CH-8700

Bellevue Asset Management AG: Seestrasse 16, Kuesnacht, Switzerland, CH-8700

Bellevue Asset Management (UK) Ltd.: 32 London Bridge Street, 24th Floor, London, England SE1 9SG

2(c) Citizenship:   Bellevue Group AG: Switzerland

Bellevue Asset Management AG: Switzerland

Bellevue Asset Management (UK) Ltd.: England and Wales

2(d) Title of Class of Securities: Common Stock

2(e) CUSIP Number: 690145107

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by Bellevue Group, BAM and BAM UK. BAM UK is a wholly-owned subsidiary of BAM, which is a wholly-owned subsidiary of Bellevue Group.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers and investment companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bellevue Group AG

Date: February 12, 2024	By:	/s/ Michael Hutter
Signatory Authority
	Name:	Michael Hutter
	Title:	Chief Financial Officer

Date: February 12, 2024	By:	/s/ Christoph Eisenring
Signatory Authority
	Name:	Christoph Eisenring
	Title:	Head Legal & Compliance

Bellevue Asset Management AG

Date: February 12, 2024	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Chief Financial Officer

Date: February 12, 2024	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signing Authority

Bellevue Asset Management (UK) Ltd.

Date: February 12, 2024	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Director

Exhibit Index

Exhibit A: Agreement among Bellevue Group AG, Bellevue Asset Management AG and Bellevue Asset Management (UK) Ltd. with respect to the filing of this disclosure statement.*

*

Previously filed as an exhibit to Bellevue Group AG, Bellevue Asset Management AG and Bellevue Asset Management (UK) Ltd.’s Schedule 13G filed with the Securities and Exchange Commission on February 14, 2023.